Exhibit 99.1

FSD Pharma Expands Research and Clinical Advisory Board with Appointment of World-Renowned Immunologist and Cytokine Expert Dr. Eleanor N. Fish

TORONTO--(BUSINESS WIRE)--November 16, 2021--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, today announced the appointment of Eleanor N. Fish, Ph.D., to its Research and Clinical Advisory Board.

Dr. Fish, an accomplished researcher in the areas of immunology and inflammatory disorders, and member of the Government of Canada’s Expert Scientific Panel to the Chief Scientific Advisor, brings key expertise to FSD Pharma that will support the continued development of FSD-PEA, the Company’s proprietary anti-inflammatory agent, and Lucid-MS, its drug candidate for the treatment of multiple sclerosis.

“I am delighted to welcome Dr. Eleanor Fish to our team,” said Dr. Lakshmi P. Kotra, B.Pharm. (Hons), Ph.D., Chief Executive Officer of Lucid Psycheceuticals Inc., FSD Pharma’s wholly-owned subsidiary. “A key aspect of Eleanor’s research is to better understand the onset and treatment of autoimmune diseases, such as multiple sclerosis and rheumatoid arthritis. Her expertise and insights will be extremely valuable as we continue to advance our FSD-PEA and Lucid-MS programs, and her decades of experience in translational research will greatly benefit FSD’s current and future pipelines.”

Dr. Fish serves as a Professor in the Department of Immunology at the University of Toronto; Associate Chair of International Initiatives and Collaborations at the University of Toronto; and Emerita Scientist at the Toronto General Hospital Research Institute of the University Health Network. She received a B.Sc. from the U.K.’s University of Manchester, an M.Phil. from King's College at the University of London, and a Ph.D. from the Institute of Medical Sciences at the University of Toronto. Dr. Fish has received numerous international awards recognizing her scientific achievements and has authored more than 170 peer-reviewed scientific papers published in international journals.

“I am energized by this opportunity to assist FSD Pharma in advancing the development of its next- generation therapeutics in pursuit of a healthier world,” said Dr. Fish.

About FSD Pharma

FSD Pharma is a life sciences holding company with two wholly-owned subsidiaries dedicated to building a portfolio of diversified therapeutic assets and innovative healthcare and biotech services.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing applications of its lead compound, ultramicronized PEA, by down-regulating the cytokines to effectuate an anti-inflammatory response.

Lucid Psycheceuticals Inc., a wholly-owned subsidiary, has exclusive worldwide rights to novel compounds shown to prevent and potentially reverse the biochemical mechanisms of progressive multiple sclerosis in multiple preclinical animal models. Additionally, FSD is seeking to develop a unique psychoactive (psychedelic-based) therapeutic aimed at addressing neurodegenerative disorders, a multibillion-dollar mental health market. The Company hopes to quickly advance its lead drug candidates through clinical trials.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to advancing the Company’s research into Lucid-MS and LUCID-PSYCH toward the clinic, including the anticipated launch a Phase 1 clinical trial of Lucid-MS by the end of 2022, and the efforts to advance ultramicronized Palmitoylethanolamide and develop of applications therefor evaluation of the commercial viability of its principal drug compound. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, President, Founder and Director, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8888
Investor Relations: Email: ir@fsdpharma.com, Website: www.fsdpharma.com